Susan J. Thomas	Ford Motor Credit Company Building
(313) 594-9876	One American Road
(313) 248-7613 (Fax)	Mail Drop 2411
sthoma87@ford.com	Dearborn, Michigan 48126
May 8, 2006
By Federal Express
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561

Re:	Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Registration Statement on Form S-3
Registration Nos. 333-132560 and 333-132560-01
Dear Mr. Webb:
     We reviewed your letter dated April 12, 2006 containing your comments to our registration statement and provide the following detailed responses, explanations and supplemental information. These responses are keyed to your headings and numbered comments.
     We also enclose two copies of our revised registration statement that was filed today on Form S-3/A as Amendment No. 1 to the registration statement. One copy includes versions of the base prospectus and prospectus supplement that are marked to show the changes made to our March 17th submission, and one copy contains clean versions of the revised base prospectus and prospectus supplement. Unless otherwise noted, all page numbers referenced in our responses refer to pages of the clean form of prospectus supplement or the clean base prospectus, as applicable.
Registration Statement on Form S-3
General
1.	We confirm that the Exchange Act filings mentioned in the cover letter submitted with the initial filing of the registration statement were current and timely.

2.	We confirm that all material terms to be included in the finalized agreements related to each takedown will also be disclosed in the final Rule 424(b) prospectus, and that we will file the finalized agreements, including exhibits to these agreements, as exhibits to the registration statement or under cover of Form 8-K so that these agreements are incorporated by reference into the registration statement within four (4) business days of each takedown in accordance with Form 8-K.

3.	We confirm that we will file unqualified legality and tax opinions together with the related finalized agreements after the closing of each takedown in the manner set forth in the response to comment 2 above.

4.	We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	At this time there are no legal proceedings pending or, to our knowledge, contemplated against any transaction party that are or would be material to any holder of asset-backed securities to be offered under this registration statement. This has been the case during the time that we have been securitizing our dealer floorplan finance receivables. We interpret Item 1117 to require a description of any material legal proceedings and not the disclosure of the absence of material legal proceedings. We note further that Item 103 of Regulation S-K (also requiring disclosure of certain “Legal Proceedings”) follows this approach. We believe that disclosing the absence of material legal proceedings is, therefore, unnecessary. We confirm that we will consider whether disclosure is required under this Item at the time of any future takedown and will add any required disclosure to the related prospectus supplement. Further, please note that our interpretation of this Item was agreed to by the Commission in connection with our registration statement for retail installment sale contracts (Registration No. 333-131003) which was declared effective on January 12, 2006 (the “Retail Registration Statement”), and we prefer to maintain consistency among our registration statements for our various securitization programs.

6.	We revised the disclosure in Annex A as requested.

7.	We used the term “issuing entity” on the cover page where specifically required by Regulation AB. However, because we use the plain English term “trust” to refer to this entity throughout the prospectus and prospectus supplement, we have retained the reference to “trust” in other places on the cover page. We believe this dual usage complies with Regulation AB and makes the disclosure more readable for the investors. Further, please note that our interpretation of this Item was agreed to by the Commission in connection with our Retail Registration Statement, and we prefer to maintain consistency among our registration statements for our various securitization programs.
Prospectus Supplement
General
8.	We deleted the disclosure relating to a prefunding period in the base prospectus, as we do not reasonably contemplate utilizing a prefunding period in a takedown.

Summary
Optional Redemption or “Clean Up Call” Option, page S-46
9.	Our transaction structure uses a clean up call percentage of 10% or less of the initial principal balance of the offered notes and, therefore, does not create “callable” securities under Item 1113(f)(2) of Regulation AB. We confirm that we will follow the requirements of this Item if it becomes relevant to any offering of asset-backed securities under this registration statement.
Loss Experience of the Trust Portfolio, page S-23
10.	We provide the loss experience for the trust portfolio under the heading “The Trust Portfolio — Static Pool Information Regarding the Trust Portfolio — Loss Experience” in the prospectus supplement As described under that heading, our current master trust has never experienced a loss on a receivable due to a number of factors, including the historically low level of losses on our dealer floorplan finance receivables generally, the requirement under the transaction documents that “status” accounts be redesignated from the trust so that no additional receivables arising under that account will be transferred to the trust, and the exercise by the depositors of their option to repurchase receivables in “status” accounts from the trust.

We do not provide delinquency information for individual receivables in the trust portfolio because we do not track delinquency of the dealer floorplan finance receivables in the ordinary course of our business, and we do not believe that delinquency is material in respect of a dealer floorplan finance receivable portfolio. Unlike traditional retail auto receivables, dealer floorplan finance receivables do not have scheduled payments of principal, but rather are payable either on demand or following the sale of the related vehicle to a retail customer, and only interest and non-principal charges are payable by the dealer on a scheduled monthly basis. Moreover, a single dealer floorplan finance account may have hundreds of individual receivables outstanding at any one time, and a dealer will typically payoff many receivables, and originate many new receivables, in its account each month, often on a daily basis. As a result of the large number of receivables in each dealer account and the large volume of payment activity each period, traditional delinquency information for individual receivables is not relevant because Ford Credit, as servicer, will typically review dealer payment activity on a daily basis, and takes action in respect of a failure to pay prior to any individual receivable becoming 30 days past due. In our dealer floorplan finance program, the failure of a dealer to make any required payments when due under the floorplan financing agreement, if not cured promptly, will result in the dealer account being declared “status,” as described under “The Sponsor and Servicer — Servicing and Dealer Relations — Dealer Status” in the prospectus. Following a “status” declaration, the account is redesignated from the trust, no new receivables arising under that account will be transferred to the trust, and receivables that arose under that account before it was declared “status” may be removed from the trust as directed by the related depositor, in each case as described under “Description of the Agreements — Redesignation of Accounts” in the prospectus.

Based on the foregoing, in place of delinquency information in respect of individual receivables, we included disclosure on pg. S-21 regarding the amount of principal receivables in the trust that arose under accounts which have been declared “status” for more than 31 days. As described above, our current master trust typically does not contain any such receivables as a result of the exercise by the depositors of their option to repurchase receivables in “status” accounts from the trust, so further bucketing of these receivables is generally not relevant. However, in the event that the depositors choose not to exercise this option in the future, we will include the information in the “Status” Distribution table included on pg. S-22, to the extent material.

11.	As described in the response to comment 10 above, we do not track delinquency of individual receivables in the ordinary course of our business, and we do not believe that delinquency is material in respect of a dealer floorplan finance receivable portfolio. In place of delinquency information, we included disclosure regarding the receivables arising under “status” accounts. The circumstances under which a dealer account may be declared “status” in our dealer floorplan finance program are described under “The Sponsor and Servicer — Servicing and Dealer Relations — Dealer Status” in the prospectus.

12.	We confirm that, as of the statistical calculation date for any series of notes to be issued by a trust, the dollar amount of receivables relating to “status” accounts, if any, will not constitute 20% or more of the trust portfolio.
Revolving Period, page S-26
13.	We reviewed Items 1111(g) and 1103(a)(5) of Regulation AB and believe that the existing disclosure addresses all of the elements of these Items that are relevant to the trusts that will offer notes pursuant to this registration statement. The term or duration of the revolving period (Items 1111(g)(1) and 1103(a)(5)(i)) is described under “Summary—Application of Collections—Principal Collections—Revolving Period” in the prospectus supplement and the triggers or events that could terminate the revolving period (Item 1111(g)(5)) are described under “Summary—Amortization Events” in the prospectus supplement.

With respect to the other elements of Items 1111(g) and 1103(a)(5), please note that the trusts that will offer notes pursuant to this registration statement will be master owner trusts that hold receivables that by their nature revolve (i.e., dealer floorplan finance receivables) and, as a result, we believe that these remaining elements are not applicable. After dealer floorplan accounts have been designated for a trust, new receivables arising under these accounts will be automatically transferred to the trust on a daily basis, regardless of whether the trust is in a revolving period or an amortization period for a particular series of notes issued by that trust (other than an early amortization period, which results in a wind-down of the trust), as described under “The Trust Portfolio — Receivables in Designated Accounts” in the prospectus. As a result, there is no maximum amount of additional assets that may be acquired by the trust, there is no revolving account established for the acquisition of the assets, there are no additional acquisition or underwriting criteria for additional assets, and there is no party responsible for the addition of assets.

Based on the foregoing, we believe that the existing disclosure in the registration statement is consistent with the requirements of Regulation AB and is also consistent with market practice for dealer floorplan finance receivables transactions, and therefore we believe that no additional disclosure is required.
Base Prospectus
Funding Period, page 32
14.	See response to comment 8 above.

15.	See response to comment 8 above.
* * * * *
          We look forward to receiving any additional comments and questions you may have on our registration statement and related submissions.
          Please call me if you have any questions about our response letter and revised submission or if you require any additional information.

Sincerely,
/s/ Susan J. Thomas
Susan J. Thomas
Managing Counsel, Global Structured Finance

cc:	Messeret Nega, Securities and Exchange Commission
Christopher J. DiAngelo, Dewey Ballantine LLP